Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

The following is a presentation given by John G. Stumpf, Wells Fargo & Company's Chief Executive Officer, at an investor conference held on December 10, 2008.

WELLS FARGO



Goldman Sachs U.S. Financial Services Conference

December 10, 2008

John Stumpf
President and CEO

Forward-Looking Statements and Additional Information

WELLS FARGO

This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the amount and timing of cost savings, added earnings and other benefits of the merger between Wells Fargo and Wachovia, the amount and timing of expected credit loss recognition and integration costs in connection with the merger, and the combined company's plans, objectives, expectations and intentions for the future. You should not unduly rely on forward-looking statements. They are based on the current beliefs and expectations of Wells Fargo's management and are subject to significant risks and uncertainties. The forward-looking statements speak only as of the date of this presentation, and Wells Fargo does not undertake to update such statements to reflect changes that occur after that date. Analyst earnings estimates are included for illustrative purposes only and are not projections of Wells Fargo or Wachovia.

There are a number of factors that could cause actual results to differ from those set forth in the forward-looking statements. These factors include, but are not limited to: the risk that the credit crisis will continue longer or be more severe than expected; the risk that Wells Fargo will incur more credit losses from Wachovia's loan portfolio than expected; the failure of Wachovia shareholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that cost savings and other expected benefits of the merger may not be fully realized or may take longer to realize than expected; the risk that deposit attrition will be greater than expected; the risk that disruption from the merger may make it more difficult to maintain business and operational relationships; the risk of new and changing governmental regulation; and the exposure of Wells Fargo to additional litigation as a result of the merger. Additional factors are described in Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 2007, as updated by Wells Fargo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Such reports are available on the website of the Securities and Exchange Commission (www.sec.gov).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by contacting J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by calling 718-242-8002.

INFORMATION ABOUT THE MERGER

In connection with the proposed merger with Wachovia Corporation, Wells Fargo has filed with the Securities and Exchange Commission ("SEC"), among other relevant documents, a registration statement on Form S-4 that includes a proxy statement of Wachovia that also constitutes a prospectus of Wells Fargo. Wachovia has mailed the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus because it describes the proposed merger and contains other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC's website (www.sec.gov). Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia shareholders in connection with the proposed merger. Information about each company's directors and executive officers and their ownership of the company's common stock is contained in the definitive proxy statement filed for each company with respect to their respective 2008 annual meeting.

Our Vision Has Not Changed For The Last 20+ Years

WELLS FARGO

"We want to satisfy all of our customers' financial needs, help them succeed financially, be the premier provider of financial services in every one of our markets, and be known as one of America's great companies."



Wells Fargo: A Diversified Financial Services Company


Wholesale Banking/Commercial Real Estate 9%
Community Banking 34%
Consumer Finance 6%
Specialized Lending 17%
Home Mortgage & Home Equity 17%
Investments & Insurance 17%

- Focus on consumer, small business and middle-market relationships
- Broad diversification
- 80+ businesses = 80+ growth opportunities
- Cross-sell synergies

Note: Wells Fargo earnings based on normalized historical averages and near future year expectations excluding Wachovia

Wells Fargo: A Decade of Consistent, Profitable Growth

WELLS FARGO

Pre-Tax Pre-Provision Earnings ($ billions)



1 Yr CAGR = 25%
5 Yr CAGR = 13%
10 Yr CAGR = 15%
$5.2
$7.4
$7.8
$7.2
$10.5
$11.2
$12.5
$13.9
$14.9
$16.6
$20.8*
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Note: Revenue less noninterest expense

*2008 annualized based on $15.6bn YTD 9/30/08; not forecasted 2008 PTPP. CAGR based on 2008 annualized PTPP.

Wells Fargo: Strong, Consistent Track Record for Shareholders

WELLS FARGO

ROE Averages

	YTD	1 Yr	3 Yr	5 Yr
Wells Fargo	15%	14%	18%	18%
Bank of America	5%	4%	12%	14%
JPMorgan Chase	5%	6%	11%	10%
Citigroup	(11%)	(16%)	7%	11%
Peer Average*	6%	5%	11%	13%

Total Shareholder Return[1]

	WFC	S&P 500
1 Yr	10%	(22%)
5 Yr	12%	5%
10 Yr	11%	3%
20 Yr	19%	10%

Consistent dividend growth: 15% CAGR since 1989

Sources: SNL Financial and Bloomberg
Note: Financial data as of September 30, 2008
[1] Total shareholder return through September 30, 2008
*Includes BAC, JPM, C, BBT, COF, RF, STI, USB

The New Wells Fargo

		Market Rank
Total Deposits	$774 Billion	#2
Total Loans, net	$830 Billion	#3
Mortgage Servicing	$1.7 Trillion	#2
Mutual Funds	$251 Billion AUM	4th largest bank mutual fund complex
Retail Brokerage	21,720 Brokers[1]	3rd largest U.S. full service brokerage based on financial advisors
Insurance	$1.7 Billion Revenue	World's 5th largest insurance broker

Source: SNL Financial and Company data. Company data as of September 30, 2008.

[1] Series 6 and 7 brokers.

[2] YTD insurance revenue of combined company

Unparalleled Customer Base and Distribution

Significant Customer Base (millions)

	Wells Fargo		Wachovia		Combined[1]
Total retail households	11.4	+	11.6	→	23.0
Small business customers	1.6[2]	+	0.6	→	2.2
Active online customers	10.8	+	5.3	→	16.1

Powerful Distribution

	Wells Fargo		Wachovia		Combined
Banking stores	3,339	+	3,314	→	6,653
Commercial lending offices	93	+	n.m.	→	93
Total stores	5,897	+	5,108	→	11,005
ATMs	6,960	+	5,303	→	12,263

Source: Company filings, data as of 9/30/08
[1] Not adjusted for customers in common
[2] As of 8/30/08

Unparalleled Market Position

Largest, Most Extensive Banking Store Network Across the U.S.

WELLS FARGO



Wells Fargo retail banking stores — 3,339
Wachovia retail banking stores — 3,314
Total combined retail banking stores — 6,653

Source: SNL Financial

Note: Data as of September 30, 2008

Leading Market Share Across U.S.

Adjusted deposits market share in key states



7%
4%
9%
20%
13%
20%
20%
16%
3%
1%
2%
9%
9%
26%
24%
22%
9%
1%
2%
N.A.
10%
13%
7%
2%
19%
Delaware = 13%
District of Columbia = 15%
20%
24%
18%
N.A.
1%
19%
1%
11%
15%
18%
13%
44%
19%
#1 Market Share
#2 Market Share
#3 Market Share
#4+ Market Share

Source: SNL Financial
Note: Deposit data as of June 30, 2008 (pro forma for acquisitions; excludes deposits greater than $500mm in a single banking store)

Well Positioned in High Growth Markets

Adjusted Deposit-Weighted Population Growth 2008-2013 (%)



Peer average: 4.7%
2.6%
3.7%
4.9%
5.7%
6.5%
7.6%
PNC
C
USB
JPM
BAC
WFC

Source: SNL Financial

Note: Deposit data as of June 30, 2008 (pro forma for acquisitions; excludes deposits greater than $500mm in a single banking store)

Financial Overview of Acquisition

WELLS FARGO

	Modeled Results
GAAP Accretion (Year 3)[1]	20%+
Cash Accretion (Year 3)[1]	approx. 30%
IRR	20%

- Conservative assumptions
- De-risked balance sheet

[1] Excludes cost and incremental return on TARP capital

Illustrative Net Income Potential Excluding Revenue Synergies

($ billions, after-tax)

WELLS FARGO

WELLS FARGO



$7.9
$9.9
$10.9
2009
2010
2011

- GAAP net income based on I/B/E/S median estimate as of 10/3/08 for 2009 and 2010 (assumes 10% growth in 2011)[1]

WACHOVIA

(pre-synergies)



($0.9)
$0.6
$4.1
2009
2010
2011

- WFC model estimates including adjustments for assumed loan/deposit run-off, purchase accounting marks and projected post close credit losses, etc; projections updated for actual results as of 9/30/2008

Added earnings from cost saves



($2.0)
$2.8
$3.1
2009
2010
2011

- Net of merger and integration expenses
- $3bn of merger expenses incurred in 2008; $5bn in 2009 (pre-tax)

Note: I/B/E/S median included for illustrative purposes only and does not necessarily reflect current management expectations; Actual results may vary; Wells Fargo and Wachovia net income does not include the effect of any preferred dividends; Wachovia net income includes pro forma after-tax intangible amortization expense of $1.5bn, $1.3bn, $1.2bn in 2009, 2010 and 2011 respectively

Revenue Synergy Opportunity

Wells Fargo Cross-Sell



6.3
5.7
3
1998*
3Q08 Consumer
3Q08 Wholesale

- Opportunity to increase cross-sell to Wachovia's consumer and wholesale banking customers
- Opportunity to increase sales capacity in Wachovia's retail banking stores
- Opportunity to leverage Wachovia's service experience in Wells Fargo's retail banking stores

*Norwest only as of 1998

Examples of Cross-Sell Opportunities

WELLS FARGO

	WFC	WB
Retail Households	11.4mm	11.6mm
Non-Interest Bearing Deposits (As of 9/30/08)	$89B	$56B
YTD mortgage originations	$180B	$45B
Active online customers	10.8mm	5.3mm
Credit card penetration	38%	12%
YTD insurance revenue	$1.5B	$0.2B
Business deposits	$65B	$45B

Data as of September 30, 2008

Business deposits reflect average wholesale core deposits for WFC and commercial banking and corporate lending deposits for WB.

Conservative Expense Saves

($ billions, pre-tax)

WELLS FARGO

▪ **Overlapping Businesses & Infrastructure** *Efficiency saves in General Banking, Investment Banking, Capital Markets & Operations and normalization of market disruption expenses (e.g., OREO & Litigation)*	**3.0**
▪ **Corporate Functions** *Elimination of duplicative corporate overhead inclusive of compensation & benefits, director fees, telecom, equipment, professional service fees and marketing expenses*	**1.4**
▪ **Occupancy** *Expense saves related to expected branch and other business line office closures & reduction in equipment expenses in support of consolidating operations*	**0.4**
▪ **Other** *Other Sundry expense reductions*	**0.2**
▪ **Total**	**$5.0bn**

Saves Are Only 10% of The Companies' Combined Expense Base and are Expected to be Achieved by the End of Year 2

De-Risked Balance Sheet

WELLS FARGO

- $60bn life of loan loss
- 2/3rd of credit losses marked at close
- Remainder assumed in next three years (EPS accretion exceeds 20% after year 3)
- Run-off of higher-risk, non-relationship, lower return assets; large corporate, structured commercial products, commercial real estate, and Pick-a-Pay
- Liquidity enhanced through acquisition of $370bn of core deposits

WB - Life of Loan Loss Detail

Portfolio ($billion)	Loans 9/30/2008	Estimated Credit Losses At-Close	Post-Close	Total ($bn)	Total (%)
Corporate/Investment Bank	$111.9	$(10.8)	$(3.4)	$(14.2)	(12.7)%
Other Commerical	107.0	(1.0)	(2.2)	(3.2)	(3.0)%
Total Commercial	$218.9	$(11.8)	$(5.6)	$(17.4)	(7.9)%
Pick-a-Pay	$122.5	$(25.2)	$(10.6)	$(35.8)	(29.3)%
Other Mortgage	28.0	(0.6)	(0.3)	(0.9)	(3.4)%
Home Equity	62.6	(0.7)	(2.8)	(3.5)	(5.6)%
Auto	22.9	(0.2)	(1.1)	(1.3)	(5.7)%
Other	27.5	(0.6)	(0.4)	(1.0)	(3.6)%
Total Consumer	$263.5	$(27.4)	$(15.2)	$(42.6)	(16.2)%
Grand Total	$482.4	$(39.2)	$(20.8)	$(60.0)	(12.4)%

Note: Totals may not tie due to rounding; Amounts are pre-tax and will be updated at close

WB - Pick-a-Pay ARMs

WELLS FARGO

- $122bn outstanding:
  - 58% secured by California real estate
  - Weighted average LTV at origination 76%
  - 80%+ stated income with average 675 FICO
- Recast at 125% loan balance or 10 years minimizes contractual payment shock
- Remaining losses after purchase accounting to peak in 2010
- Loss mitigation program appears to have significant potential. Life of loan loss projections do not incorporate any loss mitigation program impacts
- Life of loan loss estimated at $36bn = 29% of outstanding

WB - Home Equity

WELLS FARGO

- Relatively good credit profile in a $63bn portfolio
  - Retail only distribution > 95%
  - 44% in first lien position
  - 50% fixed rate
  - 54% < 80% CLTV / 10% > 90% CLTV
- Lack of geographic concentrations
  - 19% Florida
  - 12% New Jersey
  - 10% North Carolina and Pennsylvania
- Life of loan loss estimated at $3.5bn = 5.6% of outstandings

WB - Other Consumer Portfolios

WELLS FARGO

Product	Amount Outstanding ($bn)	LOL ($bn)	Discussion
Indirect Auto	$23	$1.3	Near prime portfolio. Pricing will be adjusted upward over time
Other Mortgage	$28	$0.9	Alt-A, WB originations and purchased
Student Loans	$11	$0.3	Government guaranteed

As of 9/30/08

WB - Commercial Portfolios

($ billions)

	WB Outstandings[1]	LOL / % of Outstandings
Middle Market / Commercial	$31.7[2]	$1.1 3.5% of outstandings
Commercial Finance (ABL, equipment leasing)	$11.6	$0.9 7.8% of outstandings
Large Corporate/ Structured Products	$32.9	$2.7 8.2% of outstandings
Commercial Real Estate	$53.9[3]	$9.6 17.8% of outstandings

[1] As of September 30, 2008
[2] Commercial and Government banking
[3] Real estate capital markets and financial services

Capital Management

- Raised $12.6B in common stock
  - Largest non-IPO capital raise in U.S. history
- Strong Internal Capital generation
- Year 3 Tier I Leverage and Tier I Capital will exceed targeted minimums of 6% and 8%
- Continue to be opportunistic about deploying and raising capital

Integration is Underway

WELLS FARGO

- Philosophy is unchanged from prior WFC integrations
  - Order of priority is control, profitability and growth
  - Business/Function will be run by the executive that performed due diligence
  - We will choose best practices regardless of company origin
  - Doing integration right is more important than doing it quickly
- Integration focus ensures appropriate Day 1 control is established over key functional areas (liquidity, credit granting, trading, etc.)
- Even before businesses are integrated, strong credit controls will be implemented
- Go-forward systems configuration will be determined using a "best of breed" approach
  - Both WFC and WB have excellent systems
  - Conversions will follow our proven processes and procedures
  - Significant saves expected over time

Both organizations have a strong track - record of successfully integrating companies

WELLS FARGO

- Wells Fargo has successfully completed over 280 acquisitions in the past 20 years
- Norwest / Wells Fargo merger is the template for a measured and controlled integration
- Wells Fargo has proven experience in integrating acquisitions while retaining and growing customer base
- Wachovia has significant integration and integration tracking/communication experience

Management Team

WELLS FARGO

Dick Kovacevich
Chairman

John Stumpf
President and CEO

- Howard Atkins — CFO
- Pat Callahan — Office of Transition
- David Carroll — Wealth Management, Brokerage and Retirement Services
- Dave Hoyt — Wholesale Banking
- Mike Loughlin — Chief Risk and Credit Officer
- Kevin McCabe — Chief Auditor
- Avid Modjtabai — Technology and Operations
- Mark Oman — Home and Consumer Finance
- Kevin Rhein — Card Services and Consumer Lending
- Jim Strother — General Counsel
- Carrie Tolstedt — Community Banking

The New Wells Fargo

Premier Coast-to-Coast Financial Services Franchise

WELLS FARGO

Strategic Fit

- ✓ Dominant position with all buyers of financial services in U.S. – consumer, small business, commercial/wholesale
- ✓ Unparalleled distribution network – stores, ATMs, phone and online banking
- ✓ Commanding presence in attractive U.S. markets – population growth, density, affluence
- ✓ Combines best sales/cross-sell company with best service company

Financially Compelling

- ✓ Highly accretive in year 3 and thereafter: 20%+ GAAP; approximately 30% CASH
- ✓ 20% IRR
- ✓ EPS accretion and IRR are before potentially significant revenue synergies, and based on conservative assumptions
- ✓ Stronger internal capital generation (free cash flow) than WFC before acquisition

Improved Risk Profile

- ✓ Greater geographic diversification
- ✓ Credit exposure "de-risked" through upfront purchase accounting marks
- ✓ Stronger balance sheet – capital/liquidity
- ✓ Conform investment bank to Wells Fargo business model
- ✓ Reduce large corporate, commercial real estate, structured credit products and run-off Option ARMs


WELLS FARGO
The next stage.